UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 4, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Copa Holdings, S.A.

File No. 001-32696 – CF #26695

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Copa Holdings, S.A. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on May 17, 2011, as amended on December 22, 2011.

Based on representations by Copa Holdings, S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.54	through April 30, 2017
Exhibit 10.55	through December 31, 2020
Exhibit 10.56	through April 30, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel